787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 21, 2023

VIA EDGAR

Samantha A. Brutlag, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	International Opportunities Fund, a series of VALIC Company I

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Ms. Brutlag:

On behalf of the International Opportunities Fund (the “Portfolio”), a series of VALIC Company I (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 7, 2023 regarding Post-Effective Amendment No. 114 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 113 under the Investment Company Act of 1940, as amended, which was filed with the Commission on July 26, 2023.

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

September 21, 2023

Comment No. 1:	With respect to the subsection in the Prospectus entitled “Fund Summary: International Opportunities Fund – Fees and Expenses of the Fund,” please provide the completed fee table and expense example at least a week prior to the effectiveness of the Amendment.

Response No. 1:	The Registrant submits that it will provide the completed fee table and expense example within the requested time frame.

Comment No. 2:	With respect to the subsection of the Prospectus entitled “Fund Summary: International Opportunities Fund – Principal Investment Strategies of the Fund,” please clarify which sub-adviser is being referenced in the seventh paragraph.

Response No. 2:	The Registrant will revise the “Principal Investment Strategies” by combining the seventh paragraph with the prior paragraph. The new sixth paragraph will read as follows (additions bolded and underlined):

The other subadviser also evaluates investment opportunities using a bottom-up investment approach. This approach includes fundamental analysis of a company’s financial statements, management record and structure, operations, product development and industry competitive position. In addition, the subadviser may also look for companies with conservatively-capitalized balance sheets, high and consistent internal rates of return, and a favorable market position within healthy and growing industries. These factors may vary in particular cases and may change over time. The subadviser considers the effect of worldwide trends on the growth of particular business sectors and looks for companies that may benefit from those trends. The subadviser monitors individual issuers for changes in the factors above, which may trigger a decision to sell a security.

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Please do not hesitate to contact me at (212) 728-3840 if you have comments or if you require additional information regarding the Portfolio.

Respectfully submitted,

/s/ Esther Lee
Esther Lee

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC

Edward J. Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP